

September 27, 2011

Via E-mail
Mr. Dennis J. Zember Jr.
Executive Vice President and Chief Financial Officer
Ameris Bancorp
310 First Street, S.E.
Moultrie, GA 31768

> **Re: Ameris Bancorp**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 8-K**
> **Filed July 21, 2011**
> **File No. 001-13901**

Dear Mr. Zember:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-11

1. Please tell us, and revise future filings to discuss in more detail, your policy for charging off uncollectible financing receivables by loan portfolio segment (e.g., are receivables charged off after a certain number of days past due). Your disclosure should address the triggering

events or other factors and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Note 2. Business Combinations, page F-15

2. We note that you completed six FDIC-assisted acquisitions during the period October 2009 through December 31, 2010 and your disclosure in your Form 8-K filed July 21, 2011 as it relates to two additional FDIC assisted acquisitions to be completed in 2011. Please tell us whether you have filed, or intend to file, a SAB Topic 1:K waiver for each of these acquisitions and if not, how you determined you have complied with the requirements of providing financial information required by Rule 3-05 and Article 11 of Regulation S-X.

3. It appears you have provided the disclosures required by ASC 310-30 only for your acquired loans with deterioration in credit quality. Please revise your future filings to separately provide disclosures similar to those required by ASC 310-30 for the loans acquired without deterioration of credit quality for which you are analogizing to that model.

Note 3. Securities, page F-21

4. We note your disclosure that the unrealized losses associated with corporate debt securities, and more specifically preferred securities included in this investment category, are not considered to be other than temporary because the Company believes that each investment poses minimal credit risk and further, that the Company has the intent and ability to hold these investments to their maturity. In order to help us better understand the facts and circumstances specific to your situation, please address the following:

    - Provide us a list of your preferred securities by issuer detailing the amortized cost, fair value, the length of time the security has been in an unrealized loss position and the security's credit ratings.
    - Provide us with the specific individual security analysis on which you relied to conclude that each security was not other than temporarily impaired. Specifically discuss how you determined that each security would not default on any payment due as well as how you considered the current economic conditions and any negative trends. Identify any security that includes non-routine terms or structures or that is a trust preferred security, explain the terms and structures and how these factors impacted your analysis. Refer to ASC 320-10-35-33.

5. As a related matter, please revise your disclosure here and in Note 1 to be consistent with ASC 320-10-35-33, which clarified the interaction of factors that should be considered when determining whether a debt security is other-than-temporarily impaired from an assertion of intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to an assessment of whether (a) one has the intent to sell the security,

or (b) it is more likely than not that one will be required to sell the security prior to its anticipated recovery.

<u>Note 4. Loans and Allowance for Loan Losses, page F-23</u>

6. We note you briefly describe each of your loan segments beginning on page 1 of your Business section. Please revise your disclosures in future interim and annual filings, either here or in Note 1, to provide a thorough and detailed description of each of your loan segments and the classes of loans within those segments for purposes of providing the disclosures required by ASU 2010-20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

7. We note that you exclude loans covered by FDIC loss share agreements in the disclosures required by ASU 2010-20. Please tell us how you considered whether the covered loan portfolio met the definition of a portfolio segment or class of financing receivable and revise future filings to present your ASU 2010-20 disclosures for your entire loan portfolio, including covered loans.

8. We note your disclosure on page F-25, which indicates that you had approximately $22.0 million of accruing troubled debt restructurings. In order to provide more transparent disclosure surrounding your loan modifications, please provide us with, and revise future filings to include, the following:
    *   The amount of troubled debt restructurings by loan class, classified separately as accrual and non-accrual;
    *   Quantification of the types of concessions made (e.g., rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and a discussion of your success with these different types of concessions;
    *   The type of collateral securing these loans and whether you obtained an appraisal of the collateral at the time you modified the loan. If you did not obtain an appraisal, describe in detail how you measured impairment;
    *   The key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest specifically addressing how you consider any missed payments under the original loan terms or new revised loan terms in your accrual determination;
    *   Your accounting policy regarding how many payments the borrower needs to make on a restructured loan before returning to accrual status;
    *   The amount of all troubled debt restructurings that have been charged-off and the amount of any allowance for loan losses allocated to these troubled debt restructurings; and
    *   Whether there were any loan modifications not accounted for as troubled debt restructurings, and if so, the amounts and your basis for this conclusion.

<u>Impaired Loans, page F-25</u>

9. Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

10. Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

11. We note that your disclosure of the recorded investment in impaired loans in the second table on page F-25 appears to be net of any associated allowance for loan loss. Please note that the term recorded investment is distinguished from net carrying amount of the loan because the latter term is net of a valuation allowance, while the former term is not. Given this definition of recorded investment, please revise future filings to present the recorded investment in the loans reflecting any direct write-downs of the investment, but not to include any related allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3474 with any other questions.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant